Exhibit 2.2
FIRST AMENDMENT TO
AGREEMENT OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT OF MERGER (hereinafter sometimes referred to as the “Amendatory Agreement”), dated as of the 29th day of June, 2018, by and among PREMIER FINANCIAL BANCORP, INC. (“Premier”), FIRST BANK OF CHARLESTON, INC. (“First Bank”) and PREMIER BANK, INC. (“Premier Bank”);
W I T N E S S E T H:
WHEREAS, Premier, First Bank and Premier Bank have entered into an Agreement of Merger dated as of April 18, 2018 (the “Agreement”); and
WHEREAS, the Agreement provides in Section 11 that it may be amended or modified as therein provided; and
WHEREAS, Section 2.2(a) of the Agreement, captioned “Conversion of First Bank Common Stock” provides for Stock Merger Consideration and a maximum Exchange Ratio of 1.235 as therein prescribed; and
WHEREAS, on May 22, 2018, as permitted by Section 3.2 of the Agreement, Premier announced a five for four (5 for 4) stock split of Premier Common Stock issued and outstanding as of a record date of June 4, 2018, payable on June 8, 2018 (the “Stock Split”); and
WHEREAS, it is necessary to adjust and amend the maximum Exchange Ratio set forth in Section 2.2(a) of the Agreement to reflect the Stock Split.
NOW, THERFORE, in consideration of the foregoing premises, which are not mere recitals but are an integral part hereof, and in consideration of the mutual agreements hereinafter provided for, the parties hereto agree as follows:

Exhibit 2.2
1. Section 2.2(a) of the Agreement is hereby amended to reflect the maximum Exchange Ratio to 1.544 and to read as follows:

2.2    Conversion of First Bank Common Stock. (a) Each share of First Bank Common Stock issued and outstanding immediately prior to the Effective Time, other than any Dissenting Shares, shall automatically be converted into the right to receive approximately $32.00 per First Bank Common share, determined as the sum of (i) the Special Dividend; (ii) $5.00 cash, without interest, per share, paid by or on behalf of Premier (the “Cash Merger Consideration”); and (iii) approximately $22.00 per share of fully paid and non-assessable shares of Premier Common Stock (the “Stock Merger Consideration”) (determined by dividing (n) $22.00 by (d) The weighted average of the daily closing trade prices of Premier Common Stock on the NASDAQ Global Market System during the twenty (20) consecutive NASDAQ Global Market System trading days ending on the trading day before the Effective Time, rounded to the nearest whole cent (“Premier's Trading Price”) rounded to the nearest thousandth, which shall be hereinafter referred to as the “Exchange Ratio”); (the Stock Merger Consideration and Cash Merger Consideration are collectively referred to as the “Merger Consideration”) provided, however, that the Exchange Ratio shall not be greater than 1.544, unless increased pursuant to subsection (b).

2. Except as herein amended, the Agreement shall remain in full force and effect in accordance with its terms, which are hereby reaffirmed.

PREMIER FINANCIAL BANCORP, INC.

By   /s/ Brien M. Chase
Brien M. Chase, Senior Vice President
   and Chief Financial Officer
ATTEST

  /s/ Toney K. Adkins
Its Secretary

FIRST BANK OF CHARLESTON, INC.

By   /s/ Larry A. Stark
Larry A. Stark, President
and Chief Executive Officer
ATTEST

  /s/ Joslyn Truett
Its Secretary

Exhibit 2.2

PREMIER BANK, INC.

By   /s/ J. Mark Bias
J. Mark Bias, President
ATTEST

  /s/ Lloyd G. Jackson II
Its Secretary